UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c) and (d)

and Amendments Thereto Filed Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 15)

Dick’s Sporting Goods, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

253393102

(CUSIP Number)

December 31, 2017

(Date of Event Which Require Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 253393102	SCHEDULE 13G/A	Page 2 of 6 pages

1.	Names of Reporting Person Edward W. Stack
2.	Check the Appropriate Box If A Member of A Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Pennsylvania
Number Of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power	20,884,166	[1]
	6.	Shared Voting Power	0
	7.	Sole Dispositive Power	16,512,732	[2]
	8.	Shared Dispositive Power
9.	Aggregate Amount Beneficially Owned By Each Reporting Person Edward W. Stack - 20,884,166[1,2]
10.	Check Box if the Aggregate Amount in Row (9) Excludes ☐ Certain Shares (See Instructions) Not Applicable.
11.	Percent of Class Represented By Amount in Row 9 20.4%
12.	Type of Reporting Person (See Instructions) IN

1 Represents 1,006,798 shares of common stock beneficially owned by Mr. Stack, 380,804 shares of common stock and 3,990,630 shares of Class B common stock for which Mr. Stack maintains sole voting, but not dispositive power (see footnote 2), and 439,187 shares of common stock subject to options that are currently exercisable, or that will become exercisable, within 60 days of December 31, 2017. Amount also includes: (i) 1,837,748 shares of Class B common stock owned by the Edward W. Stack Grantor Retained Annuity Trust V, (ii) 2,295,333 shares of Class B common stock owned by the Edward W. Stack Grantor Retained Annuity Trust VI, (iii) 2,637,833 shares of Class B common stock owned by the Edward W. Stack Grantor Retained Annuity Trust VII, (iv) 2,839,834 shares of Class B common stock owned by the Edward W. Stack Grantor Retained Annuity Trust VIII, and (v) 5,455,999 shares of Class B common stock owned by the Edward W. Stack Grantor Retained Annuity Trust IX, for which Mr. Stack retains sole voting and dispositive power as trustee.

Each share of Class B common stock is convertible into a share of common stock at any time at the option of the holder. The Class B common stock is also automatically convertible into common stock under certain circumstances. Holders of Class B common stock are entitled to 10 votes for each share of Class B common stock held of record on all matters submitted to a vote of stockholders, including election of directors. For a full description of the rights of the Class B common stock see “Description of Capital Stock” in Dick’s Sporting Goods, Inc.’s Registration Statement, as amended, on Form S-1 (File No. 333-96587).

2 Pursuant to the terms of a Memorandum of Understanding dated March 2, 2009 (“MOU”) and Voting Agreement and Proxy dated October 13, 2009 (“Voting Agreement”), Mr. Stack has sole voting power, but not dispositive power, with respect to 3,990,630 shares of Class B common stock owned directly or indirectly by Mr. Stack’s former spouse. Edward W. Stack also owns 380,804 shares of restricted common stock, of which (i) 21,603 shares vest upon satisfaction of performance criteria in April 2018, unless certain maximum performance targets are achieved, in which circumstance the shares may vest in the year of such achievement, (ii) 89,774 shares vest in April 2018, (iii) 111,489 shares vest in April 2019, (iv) 50,948 shares vest in April 2020 upon achievement of maximum performance targets, and (v) 106,990 shares vest in April 2020. Until the shares of restricted stock vest, they may be voted, but may not be sold or otherwise transferred.

CUSIP No. 253393102	SCHEDULE 13G/A	Page 3 of 6 pages

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Schedule 13G/A

Under the Securities Exchange Act of 1934

Item 1(a)	Name of Issuer:

Dick’s Sporting Goods, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

345 Court Street

Coraopolis, PA 15108

Item 2(a).	Name of Person Filing:

Edward W. Stack

Item 2(b).	Address of Principal Business Office or, if None, Residence:

c/o Dick’s Sporting Goods, Inc.

345 Court Street

Coraopolis, PA 15108

Item 2(c).	Citizenship:

United States Citizen

Item 2(d).	Title of Class of Securities: Common Stock, par value $.01 per share. Mr. Stack also is the beneficial owner of Class B common stock, see footnotes 1 and 2.

Item 2(e).	CUSIP Number: 253393102

Item 3.	If this statement is being filed pursuant to §§ 240.13d-1(b) or 240,13d-2(b) or (c), check whether the person filing is a: Not applicable.

(a)	[ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	[ ]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

CUSIP No. 253393102	SCHEDULE 13G/A	Page 4 of 6 pages

(j)	[ ]	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	[ ]	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: N/A

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Item 4(a)	Amount beneficially owned:

                Edward W. Stack                                    20,884,1661

Item 4(b)	Percent of class: 20.4%

Item 4(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:	20,884,166	1,

(ii) Shared power to vote or to direct the vote:	0

(iii) Sole power to dispose or to direct the disposition of:	16,512,732	[2]

(iv) Shared power to dispose or to direct the disposition of:

1 Represents 1,006,798 shares of common stock beneficially owned by Mr. Stack, 380,804 shares of common stock and 3,990,630 shares of Class B common stock for which Mr. Stack maintains sole voting, but not dispositive power (see footnote 2), and 439,187 shares of common stock subject to options that are currently exercisable, or that will become exercisable, within 60 days of December 31, 2017. Amount also includes: (i) 1,837,748 shares of Class B common stock owned by the Edward W. Stack Grantor Retained Annuity Trust V, (ii) 2,295,333 shares of Class B common stock owned by the Edward W. Stack Grantor Retained Annuity Trust VI, (iii) 2,637,833 shares of Class B common stock owned by the Edward W. Stack Grantor Retained Annuity Trust VII, (iv) 2,839,834 shares of Class B common stock owned by the Edward W. Stack Grantor Retained Annuity Trust VIII, and (v) 5,455,999 shares of Class B common stock owned by the Edward W. Stack Grantor Retained Annuity Trust IX, for which Mr. Stack retains sole voting and dispositive power as trustee.

Each share of Class B common stock is convertible into a share of common stock at any time at the option of the holder. The Class B common stock is also automatically convertible into common stock under certain circumstances. Holders of Class B common stock are entitled to 10 votes for each share of Class B common stock held of record on all matters submitted to a vote of stockholders, including election of directors. For a full description of the rights of the Class B common stock see “Description of Capital Stock” in Dick’s Sporting Goods, Inc.’s Registration Statement, as amended, on Form S-1 (File No. 333-96587).

2 Pursuant to the terms of a Memorandum of Understanding dated March 2, 2009 (“MOU”) and Voting Agreement and Proxy dated October 13, 2009 (“Voting Agreement”), Mr. Stack has sole voting power, but not dispositive power, with respect to 3,990,630 shares of Class B common stock owned directly or indirectly by Mr. Stack’s former spouse. Edward W. Stack also owns 380,804 shares of restricted common stock, of which (i) 21,603 shares vest upon satisfaction of performance criteria in April 2018, unless certain maximum performance targets are achieved, in which circumstance the shares may vest in the year of such achievement, (ii) 89,774 shares vest in April 2018, (iii) 111,489 shares vest in April 2019, (iv) 50,948 shares vest in April 2020 upon achievement of maximum performance targets, and (v) 106,990 shares vest in April 2020. Until the shares of restricted stock vest, they may be voted, but may not be sold or otherwise transferred.

CUSIP No. 253393102	SCHEDULE 13G/A	Page 5 of 6 pages

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of the Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

CUSIP No. 253393102	SCHEDULE 13G/A	Page 6 of 6 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2018	By:	/s/ Edward W. Stack
Edward W. Stack